Exhibit 99.6

Announcement…

Date: 26 October 2005

Purchase of own Securities

Rio Tinto plc today acquired through JPMorgan Cazenove Limited 150,000 of its ordinary shares at an average price of 2151.9461 pence per ordinary share. The purchased shares will all be held as treasury shares.

Following the above purchase, Rio Tinto plc holds 650,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,069,650,854.

For further information, please contact:

Investor Relations
Nigel Jones Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365

Secretarial Department
Matthew Whyte Office: +44 (0) 20 7753 2317

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885